DALV CONSULTING, LLC

CONSULTING AGREEMENT

This Consulting Agreement ("Agreement") is entered into effective as of June 24, 2019 by and between JUVA LIFE INC. ("Client") a Vancouver, Canada Corporation, together with its subsidiaries and affiliates existing now or in the future (collectively the "Company") and DALV Consulting, LLC ("Consultant"), a Pennsylvania Limited Liability Company.  The Company desires to retain Consultant as an independent contractor to perform consulting services for the Company, and Consultant is willing to perform such services, on the terms described below.  In consideration of the mutual promises contained herein, the parties agree as follows:
1. Services and Compensation.  Consultant agrees to perform for the Company the services described in Exhibit A (the "Services"), and the Company agrees to pay Consultant the compensation described in Exhibit A for Consultant's performance of the Services.
2. Confidentiality.
A. Definition.  "Confidential Information" means any non-public information that relates to the actual or anticipated business or research and development of the Company, technical data, trade secrets or know-how, including, but not limited to, research, product plans or other information regarding Company's products or services and markets therefore, customer lists and customers (including, but not limited to, customers of the Company on whom Consultant called or with whom Consultant became acquainted during the term of Consultant's engagement), software, developments, inventions, processes, formulas, technology, designs, drawing, engineering, hardware configuration information, marketing, finances or other business information.  Confidential Information does not include information that (i) is known to Consultant at the time of disclosure to Consultant by the Company as evidenced by written records of Consultant, (ii) has become publicly known and made generally available through no wrongful act of Consultant or (iii) has been rightfully received by Consultant from a third party who is authorized to make such disclosure.
B. Nonuse and Nondisclosure.  Consultant will not, during or subsequent to the term of this Agreement, (i) use the Confidential Information for any purpose whatsoever other than the performance of the Services on behalf of the Company or (ii) disclose the Confidential Information to any third party.  Consultant agrees that all Confidential Information will remain the sole property of the Company.  Consultant also agrees to take all reasonable precautions to prevent any unauthorized disclosure of such Confidential Information, including, but not limited to, having each of Consultant's employees and contractors, if any, with access to any Confidential Information execute a nondisclosure agreement. Without the Company's prior written approval, Consultant will not directly or indirectly disclose to anyone the existence of this Agreement or the fact that Consultant has this arrangement with the Company.
C. Former Client Confidential Information.  Consultant agrees that Consultant will not, during the term of this Agreement, improperly use or disclose any proprietary information or trade secrets of any former or current employer of Consultant or other person or entity with which Consultant has an agreement or duty to keep in confidence information acquired by Consultant, if any.  Consultant also agrees that Consultant will not bring onto the Company's premises any unpublished document or proprietary information belonging to any such employer, person or entity unless consented to in writing by such employer, person or entity.
D. Third Party Confidential Information.  Consultant recognizes that the Company has received and in the future will receive from third parties their confidential or proprietary information subject to a duty on the Company's part to maintain the confidentiality of such information and to use it only for certain limited purposes.  Consultant agrees that, during the term of this Agreement and thereafter, Consultant owes the Company and such third parties a duty to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm or corporation or to use it except as necessary in carrying out the Services for the Company consistent with the Company's agreement with such third party.

E. Return of Materials.  Upon the termination of this Agreement, or upon Company's earlier request, Consultant will deliver to the Company all of the Company's property, including but not limited to all electronically stored information and passwords to access such property, or Confidential Information that Consultant may have in Consultant's possession or control.
3. Ownership.
A. Assignment.  Consultant agrees that all copyrightable material, notes, records, drawings, designs, inventions, improvements, developments, discoveries and trade secrets conceived, discovered, developed or reduced to practice by Consultant, solely or in collaboration with others, during Consultant's provision of services to the Company prior to the date hereof, and during the term of this Agreement, that relate in any manner to the business of the Company that Consultant may be directed to undertake, investigate or experiment with or that Consultant may become associated with in work, investigation or experimentation in the Company's line of business in performing the Services under this Agreement (collectively, "Inventions"), are the sole property of the Company.  Consultant also agrees to assign (or cause to be assigned) and hereby assigns fully to the Company all Inventions and any copyrights, patents, mask work rights or other intellectual property rights relating to all Inventions.
B. Further Assurances.  Consultant agrees to assist Company, or its designee, at the Company's expense, in every proper way to secure the Company's rights in Inventions and any copyrights, patents, mask work rights or other intellectual property rights relating to all Inventions in any and all countries, including the disclosure to the Company of all pertinent information and data with respect to all Inventions, the execution of all applications, specifications, oaths, assignments and all other instruments that the Company may deem necessary in order to apply for and obtain such rights and in order to assign and convey to the Company, its successors, assigns and nominees the sole and exclusive right, title and interest in and to all Inventions, and any copyrights, patents, mask work rights or other intellectual property rights relating to all Inventions.  Consultant also agrees that Consultant's obligation to execute or cause to be executed any such instrument or papers shall continue after the termination of this Agreement.
C. Pre-Existing Materials.  Subject to Section 3.A, Consultant agrees that if, in the course of performing the Services, Consultant incorporates into any Invention developed under this Agreement any pre-existing invention, improvement, development, concept, discovery or other proprietary information owned by Consultant or in which Consultant has an interest, (i) Consultant will inform Company, in writing before incorporating such invention, improvement, development, concept, discovery or other proprietary information into any Invention, and (ii) the Company is hereby granted a nonexclusive, royalty-free, perpetual, irrevocable, worldwide license to make, have made, modify, use and sell such item as part of or in connection with such Invention.  Consultant will not incorporate any invention, improvement, development, concept, discovery or other proprietary information owned by any third party into any Invention without Company's prior written permission.
D. Attorney-in-Fact.  Consultant agrees that, if the Company is unable because of Consultant's unavailability, dissolution, mental or physical incapacity, or for any other reason, to secure Consultant's signature for the purpose of applying for or pursuing any application for any United States or foreign patents or mask work or copyright registrations covering the Inventions assigned to the Company in Section 3.A, then Consultant hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Consultant's agent and attorney-in-fact, to act for and on Consultant's behalf to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of patents, copyright and mask work registrations with the same legal force and effect as if executed by Consultant.
4. Conflicting Obligations.
A. Conflicts.  Consultant certifies that Consultant has no outstanding agreement or obligation that is in conflict with any of the provisions of this Agreement or that would preclude Consultant from complying with the provisions of this Agreement.  Consultant will not enter into any such conflicting agreement during the term of this Agreement.  Consultant's violation of this Section 4.A will be considered a material breach under Section 6.B.
B. Substantially Similar Designs.  In view of Consultant's access to the Company's trade secrets and proprietary know-how, Consultant agrees that Consultant will not, without Company's prior written approval, design identical or substantially similar designs as those developed under this Agreement for any third party during the term of this Agreement and for a period of 12 months after the termination of this Agreement.  Consultant acknowledges that the obligations in this Section 4 are ancillary to Consultant's nondisclosure obligations under Section 2.

5. Reports.  Consultant also agrees that Consultant will, from time to time during the term of this Agreement or any extension thereof, keep the Company advised as to Consultant's progress in performing the Services under this Agreement.  Consultant further agrees that Consultant will, as requested by the Company, prepare written reports with respect to such progress.  The Company and Consultant agree that the time required to prepare such written reports will be considered time devoted to the performance of the Services.
6. Term.
A. Term.  The initial term of this Agreement will begin on the date hereof and continue for two (2) months thereafter (the "Initial Term") or until the Reg A+ offering referenced in Exhibit A is terminated by the Company.
B. Survival.  Upon such termination, all rights and duties of the Company and Consultant toward each other shall cease except:
(1) The Company will pay the full balance due, within 30 days after the effective date of termination, all amounts owing to Consultant for Services completed and accepted by the Company prior to the termination date and related expenses, if any, submitted in accordance with the Company's policies and in accordance with the provisions of Section 1 of this Agreement; and
(2) Section 2 (Confidentiality), Section 3 (Ownership), Section 4 (Conflicting Obligations), Section 7 (Independent Contractor; Benefits), Section 8 (Indemnification) and Section 10 (Arbitration and Equitable Relief) will survive termination of this Agreement.
7. Independent Contractor; Benefits.
A. Independent Contractor.  It is the express intention of the Company and Consultant that Consultant perform the Services as an independent contractor to the Company.  Nothing in this Agreement shall in any way be construed to constitute Consultant as an agent, employee or representative of the Company.  Without limiting the generality of the foregoing, Consultant is not authorized to bind the Company to any liability or obligation or to represent that Consultant has any such authority.  Consultant agrees to furnish (or reimburse the Company for) all tools and materials necessary to accomplish this Agreement and shall incur all expenses associated with performance, except as expressly provided in Exhibit A.  Consultant acknowledges and agrees that Consultant is obligated to report as income all compensation received by Consultant pursuant to this Agreement.  Consultant agrees to and acknowledges the obligation to pay all self-employment and other taxes on such income.
B. Benefits.  The Company and Consultant agree that Consultant will receive no Company-sponsored benefits from the Company.  If Consultant is reclassified by a state or federal agency or court as Company's employee, Consultant will become a reclassified employee and will receive no benefits from the Company, except those mandated by state or federal law, even if by the terms of the Company's benefit plans or programs of the Company in effect at the time of such reclassification, Consultant would otherwise be eligible for such benefits.
8. Indemnification.  Consultant agrees to indemnify and hold harmless the Company and its directors, officers and employees from and against all taxes, losses, damages, liabilities, costs and expenses, including attorneys' fees and other legal expenses, arising directly or indirectly from or in connection with (i) any negligent, reckless or intentionally wrongful act of Consultant or Consultant's assistants, employees or agents, (ii) a determination by a court or agency that the Consultant is not an independent contractor, (iii) any breach by the Consultant or Consultant's assistants, employees or agents of any of the covenants contained in this Agreement, (iv) any failure of Consultant to perform the Services in accordance with all applicable laws, rules and regulations, or (v) any violation or claimed violation of a third party's rights resulting in whole or in part from the Company's use of the work product of Consultant under this Agreement.

9. Equitable Relief; Waiver of Jury Trial; Voluntary Agreement.
A. Availability of Injunctive Relief.  Each of the parties hereto acknowledges and agrees that the other parties hereto would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the parties agrees that the other parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity.
B. Waiver of Jury Trial.  In consideration of my engagement by the Company pursuant hereto, and my receipt of the compensation and other benefits paid to me by the Company, at present and in the future, Consultant agrees to waive any right to trial by jury with regard to any and all controversies, claims, or disputes with anyone (including the Company and any employee, officer, director, shareholder or benefit plan of the Company in their capacity as such or otherwise) arising out of, relating to, or resulting from my engagement by the Company or the termination of my engagement by the Company, including any breach of this agreement, and any statutory claims under state or federal law.
C. Voluntary Nature of Agreement.  Consultant acknowledges and agrees that Consultant is executing this Agreement voluntarily and without any duress or undue influence by the Company or anyone else.  Consultant further acknowledges and agrees that Consultant has carefully read this Agreement and has asked any questions needed to understand the terms, consequences and binding effect of this Agreement and fully understand it, including that Consultant is waiving its right to a jury trial.  Finally, Consultant agrees that Consultant has been provided an opportunity to seek the advice of an attorney of its choice before signing this Agreement.
10. Miscellaneous.
A. Governing Law.  This Agreement will be governed by the laws of the State of Pennsylvania excluding the choice of law principles that would require the application of the laws of a jurisdiction other than the State of Pennsylvania.  I hereby expressly consent to the personal jurisdiction of the state and federal courts located in New York for any lawsuit filed there against me by the Corporation arising from or relating to this Agreement.
B. Assignability.  Except as otherwise provided in this Agreement, Consultant may not sell, assign or delegate any rights or obligations under this Agreement.
C. Entire Agreement.  This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior written and oral agreements between the parties regarding the subject matter of this Agreement.
D. Headings.  Headings are used in this Agreement for reference only and shall not be considered when interpreting this Agreement.
E. Notices.  Any notice or other communication required or permitted by this Agreement to be given to a party shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by U.S. registered or certified mail (return receipt requested), or sent via facsimile (with receipt of confirmation of complete transmission) to the party at the party's address or facsimile number written below or at such other address or facsimile number as the party may have previously specified by like notice.  If by mail, delivery shall be deemed effective 3 business days after mailing in accordance with this Section 11(E).

If to the Company, to:
JUVA LIFE INC.
885 West Georgia Street
Suite 1500
Vancouver, BC V6C 3E8
Attn: Mathew Lee, CFO
mat@juvalife.com

 If to Consultant, to the address for notice on the signature page to this Agreement or, if no such address is provided, to the last address of Consultant provided by Consultant to the Company.
F. Attorneys' Fees.  In any court action at law or equity that is brought by one of the parties to this Agreement to enforce or interpret the provisions of this Agreement, the prevailing party will be entitled to reasonable attorneys' fees, in addition to any other relief to which that party may be entitled.
G. Severability.  If any provision of this Agreement is found to be illegal or unenforceable, the other provisions shall remain effective and enforceable to the greatest extent permitted by law.
IN WITNESS WHEREOF, the parties hereto have executed this Consulting Agreement effective as of the date first written above.
DALV Consulting, LLC	JUVA LIFE, Inc.
By: /s/ Vlad Uchenik	By: /s/ Mathew Lee
Name: Vlad Uchenik	Name: Mathew Lee
Title: President	Title: CFO
Address for Notice: 252 Bradley Court, Holland, PA 18966	Address for Notice: 885 West Georgia Street, Suite 1500 Vancouver, BC V6C 3E8

EXHIBIT A
Services and Compensation
1. Contact.  Consultant's principal contact at the Company:
Name:      Mathew Lee
Title:        CFO

2. Services.  The Services shall include, but shall not be limited to, the following:

Assist the Company with its existing Reg A+ offering by working with all parties (third party vendors) involved in the transaction. Provide advice and recommendation on the process, structure, compliance and operations of the offering. Coordinate with the broker/dealer and Company's counsel as needed.

Mr. Uchenik, on behalf of DALV Consulting, LLC will work with the Company's CFO. The Agreement obligates Mr. Uchenik to render all services required of Consultant pursuant to the Agreement, and that Mr. Uchenik may not delegate the obligations to perform such services to another person.

3. Compensation.
Consultant will be entitled to receive the following fees that will be paid by Company as follows:
$10,000 due at time of signing the agreement; and
$15,000 due 30 days from signing of agreement; and
 $25,000 due 60 days from date of this agreement.

Accepted and agreed effective as of June 24, 2019.
DALV Consulting, LLC	JUVA LIFE, Inc.
By:/s/ Vlad Uchenik	By: /s/ Mathew Lee
Name: Vlad Uchenik	Name: Mathew Lee
Title: President	Title: CFO